UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2018

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SUBMISSION FOR APPROVAL OF BUSINESS OPERATION PLANS FOR THE FISCAL YEAR ENDING MARCH 31, 2019

On March 1, 2018, the registrant and its wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation, announced that they have submitted their business operation plans for the fiscal year ending March 31, 2019 (collectively, the “Plans”) to the Minister for Internal Affairs and Communications of Japan for approval. Attached hereto are the English translations of the press releases and the Plans. The financial information included in the Plans was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017, which was prepared on the basis of accounting principles generally accepted in the United States.

The earnings projections of the registrant and its subsidiaries included in the press releases and the Plans contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
Name: Takashi Ameshima
Title: Vice President
Investor Relations Office

Date: March 1, 2018

March 1, 2018

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2019

Nippon Telegraph and Telephone Corporation (“NTT”) and its wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”), today submitted their respective business operation plans for the fiscal year ending March 31, 2019 to the Minister for Internal Affairs and Communications for approval.

For more details, please see the attached press releases by NTT, NTT East and NTT West.

For more information, please contact:

Takayuki Kimura or Tatsuya Watanabe

Investor Relations Office

Finance and Accounting Department

Nippon Telegraph and Telephone Corporation

Phone: +81-3-6838-5481

Fax: +81-3-6838-5499

This English text is a translation of the Japanese original. The Japanese original is authoritative.	March 1, 2018

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2019

Nippon Telegraph and Telephone Corporation (“NTT”) today submitted its business operation plan for the fiscal year ending March 31, 2019 to the Minister for Internal Affairs and Communications for approval.

For more information, please contact:

Business Planning Group

Corporate Strategy Planning Department

Nippon Telegraph and Telephone Corporation

Tel: +81-3-6838-5151

E-mail: jigyou@hco.ntt.co.jp

In information and communications services, in addition to the enhancement of the broadband communications environment, including FTTH and LTE, and the proliferation and penetration of smartphones, tablets and other devices, the growing use of cloud computing and advances in new technologies such as AI, Big Data, and IoT are rapidly progressing. As a result, various types of data are being gathered, and through efforts to improve the data usage environment, data analysis and utilization are also advancing, enabling the creation and provision of new value in a wide range of fields including improvements in the convenience of people’s lives and greater efficiency in each industry.

In this kind of information and communications services market, a number of service providers have been working to generate an increasing variety of innovative new services through business partnerships that go beyond the boundaries of industry sectors and business types, looking ahead to the Olympic and Paralympic Games Tokyo 2020, and also for sustainable economic growth afterwards, contributing to the vitalization of local economies and resolving Japan’s social issues, such as the low birthrate and aging population.

At the same time, the strengthening of countermeasures against increasingly sophisticated and complex security threats and for disaster prevention demonstrate that the role of information and communications services in achieving the secure and reliable operation of social systems and enriching people’s lifestyles is becoming increasingly important.

To help ensure that universal services are maintained amid this evolving information and communications environment, NTT intends to provide all necessary advice, coordination, and other assistance to Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation (the “regional companies”). NTT will also endeavor to promote research and development in information communications technology, which serves as a foundation for telecommunications.

In addition, based on NTT Group’s Medium-Term Management Strategy entitled, “Towards the Next Stage 2.0,” announced in November 2012 and revised in May 2015, each NTT Group company, including the regional companies, will continue to pursue a B2B2X model by working to reform its own business model with the aim of becoming a “Value Partner” that customers continue to select and collaborating with a variety of service providers.

As NTT undertakes these initiatives, it intends to continue to ensure fair competitive conditions under the existing legal framework.

In addition to these measures, NTT will also work to increase corporate value by actively expanding its global business, strengthening the profitability of its network services, and to engage in management directed at the development of NTT Group as a whole.

Based on these fundamental concepts, in the management of its business operations for the fiscal year ending March 31, 2019, NTT will actively develop global business and strengthen the profitability of its network services, while also working toward continuous business growth by promoting the B2B2X model, which is an initiative to create a cycle of value creation, and contributing to the digital transformation of society as a whole beyond the boundaries of industry sectors, through collaborations with business partners in a variety of industrial fields.

NTT will seek to ensure the stable development of its operations in the future, and to return the fruits of these efforts to customers, shareholders and society by providing an advanced broadband network, creating a variety of services, and engaging in research and development activities that will produce the technology and human capital to support a new business model by sustaining and strengthening open innovation.

1

Based on the concepts outlined above, pursuant to the business operation plan for the fiscal year ending March 31, 2019, NTT expects to manage its business by prioritizing the following activities, and doing so in a flexible manner so as to respond to changes in the business environment.

1. Advice, coordination, and other assistance

NTT will aim to exercise appropriate shareholder rights and provide all necessary advice, coordination and other assistance to its regional companies to ensure the maintenance of high-quality and stable universal services. Such assistance will include planning and coordination relating to the quality and upgrading of telecommunications networks, deployment of control and coordination capabilities in the event of natural disasters and other emergencies, efficient financing, and formulation of policies for material procurement.

NTT will support the efforts of each NTT Group company, including the regional companies, to streamline their business operations and expand their business opportunities, and will assist with the development of human capital that will form the core of NTT Group as well as compliance with applicable regulations.

2. Promotion of basic research and development

NTT will work to harmonize network platform technologies, technologies that provide a basis for new services and applications, as well as general advanced and basic technologies, while focusing its efforts on higher value-added research and development. NTT will also be actively involved in innovation in collaboration with business partners, starting with other research and development institutions, in technology exchanges both in Japan and abroad and expansion and standardization activities.

NTT will seek to further increase research efficiency and ensure the continuous execution of basic research and development efforts through revenues from basic R&D generated from the regional companies and other NTT Group companies that use the fruits of these efforts and bear related expenses on an ongoing basis.

Specifically, NTT will give priority to the following areas of NTT’s research and development activities:

(1) Infrastructure-related research and development

In order to develop an information network infrastructure to “connect” everything, NTT will undertake research and development to realize a highly profitable information network that can flexibly respond to the various needs of the customers and service providers who use it.

Specifically, NTT will pursue research and development related to, among other things, technology for transmission-related functions that combines general-use equipment to develop a flexible network, a server architecture with high scalability and redundancy in which the scale can be changed flexibly using software in response to demand, control technology for these network functions and communication technology and equipment to facilitate the smooth migration of voice networks to IP-based networks.

NTT will also pursue research and development for technology related to the maintenance of communications facilities, a vital part of social infrastructure, research and development that supports disaster-resistant networks as well as research and development directed toward realizing common network platforms usable in different fields such as the fusion of various services such as voice and videos that make use of the unique characteristics of IP networks.

2

(2) User-related research and development

With a view toward creating advanced services that enrich the lives of and provide comfort to customers, NTT plans to undertake research and development in technologies that integrate telecommunications and computer technology, such as media processing, personalization, cloud services and security.

Specifically, NTT will promote research and development in the following technologies: technology for the real-time transmission of highly immersive videos that makes comprehensive use of media synchronization technology and next-generation video compression technology, technology that conducts data analysis using the “corevo” AI technology invented by NTT to provide services in accordance with the user’s circumstances and intentions, cloud-based device cooperation control platforms that enable the linking of sensors and robots that support AI and IoT, and security-related technology to counteract cyberattacks such as authentication and encryption in anticipation of the change in environment due to the development of IoT.

NTT also intends to engage in activities that provide support to other companies, universities and other institutions with the goal of raising the cybersecurity skill level in all industries while simultaneously developing security experts within NTT Group.

(3) Research and development in basic technologies

NTT is committed to contributing to innovative improvement and development of information and telecommunications in Japan to ensure a leading position in technology research that will support the future of telecommunications. To fulfill these commitments, NTT will undertake research and development activities in basic technologies.

Specifically, this will include research in areas such as: the next generation extra high-speed fiber-optic communications technologies that aim to realize a high capacity fiber-optic communications infrastructure that can support connectivity of 1 Tbps, and optical devices and integrated nanophotonics technologies.

NTT will also pursue research on innovative principles and new concepts, including quantum computing-related technology that exceeds current information processing capabilities; a broad range of cutting-edge materials and nanobiology, including nitride semiconductors and grapheme; and a scientific analysis of the human sensory, physical and emotional mechanisms in various scenarios.

The following table presents an overview of NTT’s capital investment plan for the above-mentioned activities.

3

Capital Investment Plan for

the Fiscal Year Ending March 31, 2019

(Billions of yen)

Item	Expected investment

1. R&D facilities	19
2. Other facilities	3
Total	22

4

Attachment 1

Revenues and Expenses Plan for

the Fiscal Year Ending March 31, 2019

(Billions of yen)

Item	Amount

Revenues
Operating revenues	707	*
Non-operating revenues	20
Total revenues	727
Expenses
Operating expenses	133
Non-operating expenses	22
Total expenses	155
Recurring profit	572

*	This figure includes revenues from basic R&D of 98 billion yen and revenues from Group management and other sources of 23 billion yen.

5

Attachment 2

Planned Sources and Applications of Funds for

the Fiscal Year Ending March 31, 2019

(Billions of yen)

Item	Amount

Sources:
Operational:	622
Operating revenues	602
Non-operating revenues	20
Financial:	318
Long-term loans and bonds	129
Other financial income	189
Estimated consumption tax receipts	11
Balance brought forward from previous fiscal year	1
Total	952
Applications:
Operational:	137
Operating expenses	118
Non-operating expenses	19
Financial:	636
Capital investments	22
Other financial expenses	614
Account settlement expenses	170
Provisional consumption tax payments	8
Balance carried forward to following fiscal year	1
Total	952

6

Business Operation Plan for the Fiscal Year Ending March 31, 2019

1. Basic Concepts of the Business Operation Plan for the Fiscal Year Ending March 31, 2019 Based on NTT Group’s Medium Term Management Strategy entitled, “Towards the Next Stage 2.0,” which was amended in 2015, each NTT Group company will continuously aim to become a “Value Partner” that customers continue to select and strive to create various services and business opportunities. In addition, NTT will also work to increase corporate value by actively expanding its global business, among others, and engaging in management directed at the development of NTT Group as a whole. For the fiscal year ending March 31, 2019, NTT will aim to continuously grow its businesses through collaborations with business partners in a variety of industrial fields by promoting the B2B2X model, which is expected to give rise to a new cycle of value creation, while also contributing to the digital transformation of society as a whole. In addition to building an advanced broadband network and creating a variety of services, NTT will engage in research and development activities that will produce the technology and human capital to support a new business model by sustaining and strengthening open innovation.    Business Operation Plan for the Fiscal Year Ending March 31, 2019 1 Copyright© 2018 Nippon Telegraph and Telephone

2. Capital Investment Plan    (Billions of yen) FY2017 FY2018 Forecast Plan Change from Previous Fiscal Year R&D Facilities 15.0 19.0 4.0 Other Facilities 3.0 3.0 Total 18.0 22.0 4.0 Business Operation Plan for the Fiscal Year Ending March 31, 2019 2 Copyright© 2018 Nippon Telegraph and Telephone

3. Revenues and Expense Plan and Planned Sources and Applications of Funds Revenues and Expense Plan (Billions of yen)    FY2017 FY2018 Forecast Plan Change from Previous Fiscal Year Operating Revenues 662.0 707.0 45.0 Revenues from Group management and other 21.0 23.0 +2.0 sources Revenues from basic R&D 95.0 98.0 +3.0 Revenues from commissioned research and transfer 11.0 9.0 (2.0) of research results and other sources Dividends received 535.0 577.0 +42.0 Operating Expenses 130.0 133.0 +3.0 Operating Income 532.0 574.0 +42.0 Recurring Profit 529.0 572.0 +43.0     Planned Sources and Applications of Funds (Billions of yen) FY2018 Plan Sources 952.0 [129.0] Applications 952.0 [369.0]    Note: Figures in brackets [ ] represent the amount of long term loans and bonds.    Business Operation Plan for the Fiscal Year Ending March 31, 2019 3 Copyright© 2018 Nippon Telegraph and Telephone

The forward looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20 F and other filings and submissions with the United States Securities and Exchange Commission. Accounting policies used to determine the figures in this presentation are consistent with those used to prepare financial statements in accordance with accounting principles generally accepted in Japan. “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.                Business Operation Plan for the Fiscal Year Ending March 31, 2019 4 Copyright© 2018 Nippon Telegraph and Telephone

This English text is a translation of the Japanese original. The Japanese original is authoritative.	March 1, 2018

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2019

Nippon Telegraph and Telephone East Corporation (“NTT East”) today submitted its business operation plan for the fiscal year ending March 31, 2019 to the Minister for Internal Affairs and Communications for approval.

For inquiries, please contact:

Corporate Strategy Planning Department

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-2997

Information and communications services have become an essential part of the infrastructure of socio-economic activity. These services are expected to make significant contributions to increasing the convenience of people’s daily lives and the vitalization of local economies, while also improving corporate efficiency, creating new businesses and enhancing industry-wide international competitiveness.

The information and communications market is undergoing structural changes beyond the existing framework, including an increasing shift to broadband services and globalization, fixed-mobile convergence, AI, Big Data and IoT utilization, cloud computing development, penetration of high-speed wireless and Wi-Fi compatible devices such as smartphones and tablet devices, and widespread use of applications that enable free phone calls and messaging.

Regional telecommunications markets are also changing dramatically. The competition in services based on fiber-optic access is intensifying. New services using a variety of wireless devices are also expanding. These lead to diversification in the way customers use these devices due to the expansion of the volume of data communications.

Amid such a challenging and volatile business environment, as a carrier with an important leadership role in the information and communications industry, NTT East will aim to continue to provide high-quality, stable universal services, work to develop a sophisticated and strong information and communications network that is responsive to disasters, cybersecurity threats and the increasing volume of data traffic, and to promptly restore services in times of large-scale natural disasters and other calamities in order to ensure their reliability as part of the social infrastructure, and respond to network migration appropriately. NTT East will do this while striving to ensure that it strictly abides by the requirements of fair competition and seeking to secure a stable and solid foundation for its business, as well as complying with applicable regulations.

Furthermore, NTT East will endeavor to enhance the broadband network environment and further expand fiber-optic access through offering services and products that leverage the advantages of the next-generation network (“NGN”) with customer-friendly and long-term appealing pricing. NTT East will contribute to the further enrichment and sustained development of society by using ICT to confront the various economic and social issues facing Japan, such as the low birthrate and aging population, achieving a low-carbon society and work style reforms and productivity improvement.

With regard to the management of its business operations for the fiscal year ending March 31, 2019, amid expectations of continued strong economic growth, NTT East plans to continue expanding and promoting the use of fiber-optic access, and aims to achieve the upgrade, strengthening and expansion of its broadband network environment through the NGN on the basis described above. These objectives will be achieved through the creation of new uses for ICT that are closely connected to daily domestic life and community activities, the enhancement of the ICT environment through, among other things, the use of Wi-Fi, and the development and provision of services for business users.

NTT East plans to offer an even wider range of services including optical IP telephony services and video services as well as maintenance and support on this network infrastructure. As an “accessible, full-service ICT company,” NTT East at the same time aims to develop and provide a variety of high value-added and user-friendly services designed to provide customers and local communities with a sense of security, safety and convenience through further collaboration with companies in diverse industries, and to further improve customer services. In addition, NTT East will provide service providers in a wide range of fields with fair and equal services on the basis of its world-class network through the Hikari Collaboration Model, as well as support a variety of value creation opportunities.

At the same time, NTT East will also take steps to build a stable and stronger management base and to ensure steady business growth into the future by further increasing operating efficiency. NTT East will strive to return the results of these measures to customers, the local community and, through its holding company, to its shareholders.

NTT East plans to manage its business in the fiscal year ending March 31, 2019 on the basis of the above outlined concepts, emphasizing the items outlined below, while maintaining the flexibility needed to respond to changes in the business environment.

1. Voice transmission services

(1) Telephone subscriptions

NTT East will aim to respond promptly to all demands for telephone subscriptions, including the relocation of existing lines. The number of subscriptions is projected to total approximately 8.12 million by the end of the fiscal year ending March 31, 2019.

Item	Planned number (subscriptions)

Additional installations	(0.60 million	)
Relocations	0.97 million

(2) Social welfare telephones

As social welfare programs continue to expand and develop, social demand for welfare-oriented telecommunications services has increased. In response to this need, NTT East plans to continue to promote the provision of welfare-oriented products, such as its “Silver Phone series” (“Anshin” (relief), “Meiryo” (clearness), “Hibiki” (sound) and “Fureai” (communication)).

Item	Planned number (units)

Silver Phones
Anshin (relief)	2,000
Meiryo (clearness)	0

(3) Public telephones

NTT East plans to continue to meet the minimum requirements for providing a public means of communication for safety and when outdoors. NTT East will also strive to continue to improve convenience by, among other things, publicizing the locations of public telephones in order to promote their increased usage and to prepare for disasters and other emergencies. The number of public telephone units is projected to total approximately 69,000 by the close of the fiscal year ending March 31, 2019.

Item	Planned number (units)

Public telephones	(1,000)

(4) Integrated digital communications services

The numbers of INS-Net 64 and INS-Net 1500 subscriber lines are projected to total approximately 978,000 and 12,000, respectively, by the close of the fiscal year ending March 31, 2019.

Item	Planned number (subscriptions)

INS-Net 64 subscriber lines	(90,000)
INS-Net 1500 subscriber lines	(1,000)

2. Data transmission services

To respond to the increasing demand for broadband services, NTT East will endeavor to expand its fiber-optic access services by targeting the appealing power of services unique to fiber-optic technologies, such as Hikari Denwa and video services, and will aim to provide a wide range of other services. The number of FLET’s Hikari subscriptions is projected to total approximately 11.87 million by the close of the fiscal year ending March 31, 2019.

Item	Planned number (subscriptions)

FLET’S Hikari*	0.40 million

*	This figure for FLET’S Hikari includes subscribers to the Hikari Collaboration Model.

3. Leased circuit services

Subscriptions for conventional leased circuit services and high-speed digital transmission services are projected to total approximately 101,000 and 47,000, respectively, by the close of the fiscal year ending March 31, 2019.

Item	Planned number (subscriptions)

Conventional leased circuit services	(4,000)
High-speed digital transmission services	(4,000)

4. Telegraph services

NTT East will conduct maintenance of its systems in order to promote the enhancement and operational efficiency of its telegraph services.

5. Improvements and advances in telecommunications facilities

(1) Optical access network

NTT East plans to promote the efficient shift to fiber optics in its access network in response to, among other things, the demand for broadband services.

Item	Planned number (million fiber km)

Optical subscriber cables	1.0

(2) Telecommunications network

In its telecommunications network, NTT East will aim to upgrade network services and improve network efficiency, among other things, while continuing its efforts to meet demand for broadband services.

(3) Disaster prevention measures

NTT East expects to take necessary measures in response to disasters. Such measures would include disaster prevention measures to prepare for damage to telecommunications equipment and facilities, securing lines for emergency communications, strengthening its organizational structure for crisis management and restoring systems in the event of large-scale disasters, and supporting information distribution after a disaster.

(4) Underground installation of transmission cables

In order to improve the reliability of communications facilities, ensure safe and pleasant roads and other transit areas, and enhance the appearance of the urban landscape, NTT East will work, in coordination with the national and local governments and with other companies, to install transmission cables underground.

(5) Facility maintenance

NTT East will aim to provide stable and high-quality services by conducting cable maintenance and replacement, and by ensuring quality customer services, safe operations, harmonization with the social environment and stabilization of communications systems.

NTT East will seek to minimize costs by making full use of existing equipment and facilities in improving and upgrading its communications facilities.

6. Promotion of research and development activities

In order to further stabilize and strengthen its management base and to provide better communication services to its customers, NTT East will continue to promote research and development in network systems and access systems, with the aim of advancing its telecommunications networks. In addition, in order to offer customers more choices while providing a range of safe and convenient services through telecommunications networks, NTT East will also conduct research and development in such areas as applied AI technology, IoT platforms, security, and in new market development including, among other things, value-added businesses utilizing telecommunications networks.

The following tables present an overview of the business plans for the above principal services and capital investment plans.

Table 1

Principal Services Plan for the Fiscal Year Ending March 31, 2019

Type of service	Plan

Voice transmission services
Telephone subscriptions
Additional installations	(0.60 million) subscriptions
Relocations	0.97 million subscriptions
Social welfare telephones (Silver Phones)	2,100 units
Public telephones	(1,000) units
Integrated digital communications services
INS-Net 64 subscriber lines	(90,000) subscriptions
INS-Net 1500 subscriber lines	(1,000) subscriptions
Data transmission services
FLET’S Hikari*	0.40 million subscriptions
Leased circuit services
Conventional leased circuit services	(4,000) subscriptions
High-speed digital transmission services	(4,000) subscriptions

*	Including the Hikari Collaboration Model

Table 2

Capital Investment Plan for the Fiscal Year Ending March 31, 2019

(Billions of yen)

Item	Expected investment

1. Expansion and improvement of services	228	*
(1) Voice transmission	120
(2) Data transmission	15
(3) Leased circuits	92
(4) Telegraph	1
2. Research and development facilities	2
3. Common facilities and others	20
Total	250

*	This figure includes approximately 90 billion yen to be invested in the fiber-optic access network.

Attachment 1

(Reference)

Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2019

(Billions of yen)

Item	Amount

Revenues
Operating revenues	1,600
Voice transmission	518
Data transmission	273
Leased circuits	476
Telegraph	10
Others	323
Non-operating revenues	3
Total revenues	1,603
Expenses
Operating expenses	1,410
Operating costs	1,103
Taxes and dues	74
Depreciation	233
Non-operating expenses	3
Total expenses	1,413
Recurring profit	190

Attachment 2

(Reference)

Planned Sources and Applications of Funds

for the Fiscal Year Ending March 31, 2019

(Billions of yen)

Item	Amount

Sources:
Operational:	1,777
Operating revenues	1,774
Non-operating revenues	3
Financial:	0
Proceeds from issuance of long-term loans and bonds	0
Other financial income	0
Estimated consumption tax receipts	122
Balance brought forward from previous fiscal year	200
Total	2,099
Applications:
Operational:	1,354
Operating expenses	1,351
Non-operating expenses	3
Financial:	250
Capital investments	250
Other financial expenses	0
Account settlement expenses	198
Provisional consumption tax payments	90
Balance carried forward to following fiscal year	207
Total	2,099

Business Operation Plan for the Fiscal Year Ending March 31, 2019 March 1, 2018 Nippon Telegraph and Telephone East Corporation (“NTT East”)

Basic Concepts of the Business Operation Plan for the Fiscal Year Ending March 31, 2019    As a carrier with an important leadership role in the information and communications industry, NTT East, will ensure its reliability as part of the social infrastructure and provide appropriate support for network migration through initiatives such as providing high quality, stable universal services and working to develop a resilient high speed information and communications network that can withstand disasters, attacks on cybersecurity and increases in data transmission volume, and through the rapid restoration of service in the event of large scale natural disasters, while at the same time working to enforce compliance and strictly adhere to the conditions of fair competition. Furthermore, NTT East will endeavor to contribute to the further enrichment and sustained development of society by using ICT to confront the various social issues facing Japan, such as the low birthrate and aging population, and productivity improvement.    NTT East plans to continue expanding fiber optic access, and aims to achieve the upgrade and expansion of its broadband network environment. NTT East also plans to offer an even wider range of services including optical IP telephony services and video services as well as maintenance and support, and will work to improve its customer service by developing and providing customers with high value added and user friendly services through further collaboration with companies in diverse industries. In addition, NTT East will provide service providers in a wide range of fields with fair and equal services on the basis of its world class network through the Hikari Collaboration Model, as well as support a variety of value creation opportunities.    NTT East aims to further improve customer services, while taking steps to build a stable and stronger management base and to ensure steady business growth into the future by further increasing operating efficiency. NTT East will strive to return the results of these measures to customers, the local community and, through its holding company, to its shareholders. 1

Service Plan and Capital Investment Plan

■ Service Plan (net increase)

(million subscriptions)

Item	FY2017 Forecast	FY2018 Plan	Change from Previous Fiscal Year
FLET'S Hikari[1]	0.30	0.40	+0.10
Fixed-line telephone (Telephone subscription + ISDN[2])	(0.70)	(0.70)	+0.00

Notes: 1. Figures for FLET'S Hikari include subscribers to the Hikari Collaboration Model.
2. One INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

＜For reference＞Number of Subscriptions as of the end of FY2017 and FY2018

FLET'S Hikari	11.47	11.87	+0.40
FLET'S Hikari	4.85	4.20	(0.65)
Hikari Collaboration Model	6.63	7.68	+1.05

Note: NTT East estimates the number of subscription changes (forecast) from FLET'S Hikari to the Hikari Collaboration Model to be 0.9 million lines in FY2017 and 0.65 million lines in FY2018.

■ Capital Investment Plan

(Billions of yen)

Item	FY2017 Forecast	FY2018 Plan	Change from Previous Fiscal Year
Capital investment	250.0	250.0	+0.00

2

Revenues and Expenses Plan    (Billions of yen) FY2017 FY2018 Change from Previous Forecast* Plan Fiscal Year Operating revenues 1,640.0 1,600.0 (40.0) IP related revenues 870.0 860.0 (10.0) Voice transmission services 368.0 340.0 (28.0) revenues Other (leased circuit, 402.0 400.0 (2.0) commissioned, etc.) Operating expenses 1,389.0 1,410.0 21.0 Personnel expenses 85.0 66.0 (19.0) General expenses 950.0 947.0 (3.0) Depreciation expenses, etc. 354.0 397.0 43.0 Operating income 251.0 190.0 (61.0) Other income (expenses) 8.0 0 (8.0) Recurring Profit 259.0 190.0 (69.0) Reference: Special profits (losses) (61.0) 0.0 61.0 Operating income + Special 190.0 190.0 +0.0 profits (losses) * Certain numbers have been adjusted based on revisions to service plans, among other factors. 3

The forward looking statements and projected figures concerning the future performance of NTT East, its parent company (NTT) and their respective subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT East in light of information currently available to it regarding NTT East, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT East, NTT and their respective subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20 F and other filings and submissions with the United States Securities and Exchange Commission. Accounting policies used to determine the figures in this presentation are consistent with those used to prepare financial statements in accordance with accounting principles generally accepted in Japan. *“FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

This English text is a translation of the Japanese original. The Japanese original is authoritative.	March 1, 2018

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2019

Nippon Telegraph and Telephone West Corporation (“NTT West”) today submitted its business operation plan for the fiscal year ending March 31, 2019 to the Minister for Internal Affairs and Communications for approval.

For further information, please contact:

Business Management Unit,

Corporate Strategy Planning Department

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3521

Information and communications services are expected to make significant contributions to the invigoration and increased efficiency of social and economic activities, improvements in lifestyle convenience and the vitalization of local economies through the formation of a new ICT society from the development of AI, Big Data and IoT. The government and the private sector are working in partnership to achieve these goals.

Moreover, the information and telecommunications market is undergoing a structural change as a result of the shift to broadband and globalization, as well as the spread of smart devices and social media. The market is catering to increasingly sophisticated and diversified needs and patterns of usage by, among other things, utilizing Big Data and IoT, as well as expanding platform services and cloud services. Regional telecommunications markets are also undergoing significant changes, such as the convergence of fixed and mobile services, and of telecommunications and broadcasting, and the introduction of new services as a result of the use of a diverse range of wireless devices. This is due in part to an increase in competition not only between the providers of fiber-optic access services and cable television-based broadband services but also between the various services made available by faster mobile connections.

Within this challenging and dramatically changing business environment, NTT West is striving to promote the smooth migration to IP-based networks and enhance the fiber-optic access network that is the backbone of ICT, as well as continue to provide high-quality, stable universal services. NTT West also aims to contribute to the development of fair telecommunications markets and promote applied research and development to ensure the reliability and public utilization of telecommunications services.

While strictly adhering to fair terms of competition within the current legal framework and encouraging thorough compliance, NTT West will also aim to realize a broadband network environment that will enable customers to connect “anytime, anywhere and with anyone or anything” and “in comfort, safety and with peace of mind.” NTT West will achieve this by offering an open next-generation network (“NGN”) that utilizes the unique characteristics of fiber optics and by expanding its Wi-Fi platform, among other initiatives. At the same time, NTT West will endeavor to utilize ICT to contribute to the realization of a convenient and prosperous society through the creation of a new lifestyle by expanding the use of fiber-optic services and through developing solutions for issues facing society, including the provision of “various services that match each customer’s patterns of usage.”

These are the basic concepts that underlie the business plan for the fiscal year ending March 31, 2019. In its broadband services, NTT West expects to provide a more comfortable, safer and more secure NGN. In addition, NTT West will strive to provide customers with greater convenience by developing Hikari Denwa services that make use of fiber-optic access lines, video distribution services, and services for corporate users, as well as by providing the Hikari Collaboration Model to a wide-range of service providers in an appropriate and fair manner, and promoting collaborations in order to create new services. NTT West also plans to maintain its community-oriented sales activities in order to respond to customers’ opinions and requests in an appropriate and timely manner, develop ICT solutions aimed at resolving issues facing society, improving the quality of services for customers and contributing to the development of local communities.

In conjunction with this, and in recognition of its responsibilities as an operator of social infrastructure, NTT West will aim to contribute to the creation of a safe and secure society by seeking to ensure the stable provision of its broadband access, Hikari Denwa and other services, attempting to prevent equipment failures, strengthening facilities countermeasures in preparation for possible large-scale disasters, responding vigorously to restore service and providing victims and affected individuals with various means of communication in times of disaster, and bringing all of its group resources to bear on activities and services that will earn the continued trust of its customers. NTT West will strive to continue to improve the efficiency of its operations and to achieve a stable and strong management base.

NTT West will work to lay the foundations for the stable development of its business into the future by proactively working to facilitate connectivity and ensure the openness of its networks, actively promoting human resource development, expanding into new business areas in coordination with its group companies, and making a positive contribution to reducing its burden on the environment. As these policies and programs bear fruit, NTT West will endeavor to share the benefits with its customers, local communities and, through its holding company, its shareholders.

NTT West foresees a decrease primarily in voice-related revenues in the fiscal year ending March 31, 2019, but will respond flexibly to the changing business environment by prioritizing the following items, as called for by the concepts and strategies outlined above.

1. Voice transmission services

(1) Telephone subscriptions

NTT West will aim to promptly respond to all demands for telephone subscriptions, including the relocation of existing lines, and forecasts that it will have approximately 8.18 million subscriptions by the close of the fiscal year ending March 31, 2019.

Item	Projected number (subscriptions)

Additional installations	(0.65) million
Relocations	0.90 million

(2) Social welfare telephones

As social welfare programs continue to expand and develop, social demand for welfare-oriented telecommunications services has increased. In response to this need, NTT West plans to continue to promote the provision of welfare-oriented products, such as its “Silver Phone series” (“Anshin” (relief), “Meiryo” (clearness), “Hibiki” (sound) and “Fureai” (communication)).

Item	Projected number (units)

Silver Phone
Anshin (relief)	2,800
Meiryo (clearness)	100

(3) Public telephones

NTT West plans to continue to maintain public telephone facilities to ensure public safety and meet the minimum requirements for providing a public means of communication. At the same time, NTT West will review its plan with respect to underutilized public telephones, and will also strive to provide social welfare services by continuing the maintenance of wheelchair-accessible public telephone booths. The number of public telephone units is projected to total approximately 85,000 by the close of the fiscal year ending March 31, 2019.

Item	Projected number (units)

Public telephones	(2,000)

(4) Integrated digital communications services

The total numbers of INS-Net 64 subscriber lines and INS-Net 1500 subscriber lines are projected to be approximately 0.978 million and 7,000, respectively, by the close of the fiscal year ending March 31, 2019.

Item	Projected number (subscriptions)

INS-Net 64 subscriber lines	(90,000)
INS-Net 1500 subscriber lines	(1,000)

2. Data transmission services

To respond to the increasing demand for broadband services, NTT West will endeavor to expand its fiber-optic access services and provide a wider range of services. The number of FLET’s Hikari subscriptions is projected to total approximately 9.24 million by the close of the fiscal year ending March 31, 2019.

Item	Projected number (subscriptions)

FLET’S Hikari*	0.20 million

*	This figure for FLET’S Hikari includes subscribers to the Hikari Collaboration Model.

3. Leased circuit services

Subscriptions for conventional leased circuit services and high-speed digital transmission services are projected to total approximately 110,000 and 47,000, respectively, by the close of the fiscal year ending March 31, 2019.

Item	Projected number (subscriptions)

Conventional leased circuit services	(3,000)
High-speed digital transmission services	(3,000)

4. Telegraph services

NTT West will conduct maintenance of its systems in order to promote the enhancement and operational efficiency of its telegraph services.

5. Improvement and advances in telecommunications facilities

(1) Optical access networks

NTT West plans to efficiently promote the shift to the fiber optics in its access network in response to, among other things, the demand for broadband services.

Item	Projected number (million fiber km)

Optical subscriber cables	0.55

(2) Telecommunications network

In its telecommunications network, NTT West will aim to upgrade network services and improve network economy and efficiency, among other things, while working to meet demand for broadband services.

(3) Disaster prevention measures

NTT West expects to take necessary measures in response to disasters. Such measures would include disaster prevention measures to prepare for damage to telecommunications equipment and facilities, securing lines for emergency communications, strengthening its organizational structure for crisis management and restoring systems in the event of large-scale disasters, and supporting information distribution after a disaster.

(4) Underground installation of transmission cables

In order to improve the reliability of communications facilities, ensure safe and pleasant roads and other transit areas, and enhance the appearance of the urban landscape, NTT West will work in coordination with the national and local governments and with other companies in installing transmission cables underground.

(5) Facility maintenance

NTT West will conduct necessary cable maintenance and replacement to provide stable and high-quality services and ensure quality customer services, safe operations, harmonization with the social environment and stabilization of communications systems.

NTT West will seek to minimize costs by making full use of existing equipment and facilities in improving and upgrading communications facilities.

6. Promotion of research and development activities

With the aim of utilizing ICT and IoT technology to find solutions to social problems, NTT West will promote experimental and research measures and policies for technical areas by focusing on the following three points, among others.

(1)	Review towards the utilization of network technologies for IoT and AI technology.

(2)	Review the realization of cost-effective, high-speed and high capacity networks as well as a sophisticated and efficient operations practice, and the migration from PSTN (Public Switched Telephone Network) to IP network.

(3)	Development of a security countermeasure technology that promotes the utilization of data and devices in response to the change in the diversifying customer environment, and the review of enhancing countermeasures against new threats.

The following tables present an overview of the business plan for the above principal services and capital investment plans.

Table 1

Principal Services Plan for the Fiscal Year Ending March 31, 2019

Type of service	Plan

Voice transmission services
Telephone subscriptions
Additional installations	(0.65 million) subscriptions
Relocations	0.90 million subscriptions
Social welfare telephones (Silver Phone)	2,900 units
Public telephones	(2,000) units
Integrated digital communications services
INS-Net 64	(90,000) subscriptions
INS-Net 1500	(1,000) subscriptions
Data transmission services
FLET’S Hikari*	0.20 million subscriptions
Leased circuit services
Conventional leased circuit services	(3,000) subscriptions
High-speed digital transmission services	(3,000) subscriptions

*	Including the Hikari Collaboration Model

Table 2

Capital Investment Plan for the Fiscal Year Ending March 31, 2019

(Billions of yen)

Item	Expected investment

1. Expansion and improvement of services	231	*
(1) Voice transmission	144
(2) Data transmission	12
(3) Leased circuits	74
(4) Telegraph	1
2. Research and development facilities	2
3. Common facilities and others	17
Total	250

*	This figure includes approximately 71 billion yen to be invested in the fiber-optic access network.

Attachment 1

Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2019

(Billions of yen)

Item	Amount

Revenues
Operating revenues	1,389
Voice transmission	499
Data transmission	197
Leased circuits	407
Telegraph	10
Others	276
Non-operating revenues	4
Total	1,393
Expenses
Operating expenses	1,289
Operating costs	1,012
Taxes and dues	66
Depreciation	211
Non-operating expenses	8
Total	1,297
Recurring profit	96

Attachment 2

Planned Sources and Application of Funds for the Fiscal Year Ending March 31, 2019

(Billions of yen)

Item	Amount

Sources:
Operational:	1,513
Operating revenues	1,509
Non-operating revenues	4
Financial:	75
Proceeds from issuance of long-term loans and bonds	0
Other financial income	75
Estimated consumption tax receipts	109
Balance brought forward from previous fiscal year	5
Total	1,702
Applications:
Operational:	1,190
Operating expenses	1,182
Non-operating expenses	8
Financial:	325
Capital investments	250
Other financial expenses	75
Account settlement expenses	96
Provisional consumption tax payments	86
Balance carried forward to following fiscal year	5
Total	1,702

Business Operation Plan for the Fiscal Year Ending March 31, 2019 March 1, 2018 Nippon Telegraph and Telephone West Corporation (“NTT West”)

Measures for the Fiscal Year Ending March 31, 2019    The information and telecommunications market is undergoing a rapid structural change as a result of the development of broadband and the evolving and diversified patterns of usage due to the spread of smart devices and social media as well as the utilization of AI, Big Data and IoT.    ï¬ NTT West will aim to realize a network environment that will enable customers to connect “anytime, anywhere and with anyone or anything” and “in comfort, safety and with peace of mind” by offering an open network that utilizes the unique characteristics of fiber optics and by expanding its Wi Fi platform and other services. At the same time, NTT West will endeavor to utilize ICT to contribute to the realization of a convenient and prosperous society through the creation of a new lifestyle by expanding the use of fiber optic services and through developing solutions for issues facing society.    The business operations for the fiscal year ending March 31, 2019 include providing services for corporate users and the Hikari Collaboration Model to service providers, as well as providing customers with greater convenience by the creation of new services through the promotion of business alliances. NTT West also plans to maintain its community oriented sales activities in order to develop ICT solutions aimed at resolving issues facing society, improve the quality of services for customers and contribute to the development of local communities.    In conjunction with this, NTT West will aim to contribute to the creation of a safe and secure society by seeking to ensure the stable provision of its services, attempting to prevent equipment failures, strengthening facilities countermeasures in preparation for possible large scale disasters, responding vigorously to restore service and providing victims and affected individuals with various means of communication in times of disaster.    Through the above measures, NTT West will strive to maintain profitability and endeavor to share the benefits with its customers, local communities and, through its holding company, its shareholders.    Copyright© 2018 Nippon Telegraph and Telephone West Corporation 1

Service Plan and Capital Investment Plan

■ Service Plan (net increase)

Item	Unit	FY2017 Forecast[1]	FY2018 Plan	Change from Previous Fiscal Year
FLET'S Hikari (Including Hikari Collaboration Mode)	million subscriptions	0.16	0.20	+0.04
Fixed-line telephone (Telephone subscription + ISDN[2])	million subscriptions	(0.75)	(0.75)	0.00

Note 1: Certain numbers have been from prior announcements.
Note 2: Figures for ISDN subscriber lines represent the combined total for INS-Net 64 and INS-Net 1500 (one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions).

＜For reference＞ Number of Subscriptions as of the end of FY2017 and FY2018

FLET'S Hikari	million subscriptions	9.04	9.24	+0.20
FLET'S Hikari	million Subscriptions	4.46	3.71	(0.75)
Hikari Collaboration Model[3]	million Subscriptions	4.58	5.53	+0.95
Fixed-line telephone (Telephone subscription + ISDN[2])	million subscriptions	9.98	9.23	(0.75)

Note 3: NTT West estimates the number of subscription changes from FLET'S Hikari to the Hikari Collaboration Model to be 0.83 million lines in FY2017 and 0.60 million lines in FY2018.

■ Capital Investment Plan

Item	Unit	FY2017 Forecast	FY2018 Plan	Change from Previous Fiscal Year
Capital Investment	Billions of yen	260.0	250.0	(10.0)

Copyright© 2018 Nippon Telegraph and Telephone West Corporation
2

Revenues and Expenses Plan (Billions of yen) FY2017 FY2018 Change from Forecast* Plan Previous    Fiscal Year Operating Revenues 1,432 1,389 (43) IP services revenues 688 678 (10) Voice transmission services revenues 367 337 (30) (excluding IP services) Other (leased circuit, commissioned, etc.) 377 374 (3) Operating expenses    1,268 1,289 +21 Personnel expenses 74 60 (14) General expenses 868 856 (12) Depreciation expenses 326 373 +47 Operating income 164 100 (64) Other income (expenses) (5) (5) +1 Recurring profit 159 96 (63) Reference: Special profits (losses) (64)    ãƒ¼ +64 Operating income + Special profits 100 100 0 (losses) * Certain numbers have been adjusted based on revisions to service plans, among other factors. Copyright© 2018 Nippon Telegraph and Telephone West Corporation 3(4)

The forward looking statements and projected figures concerning the future performance of NTT West, its parent company (NTT) and their respective subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT West in light of information currently available to it regarding NTT West, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT West, NTT and their respective subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20 F and other filings and submissions with the United States Securities and Exchange Commission. Accounting policies used to determine the figures in this presentation are consistent with those used to prepare financial statements in accordance with accounting principles generally accepted in Japan. *“FY” in this material indicates the fiscal year ending March 31 of the succeeding year.    Copyright© 2018 Nippon Telegraph and Telephone West Corporation 4